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                                                                 EXHIBIT (a)(11)



Contact:  Joe L. Powers, Executive Vice President and Secretary,
          Thomas Nelson, Inc.
          (615) 889-9000, ext. 1300

                   THOMAS NELSON, INC. EXTENDS OFFER PERIOD
                 TO ACQUIRE SHARES OF THE C.R. GIBSON COMPANY


NASHVILLE, TENNESSEE (October 17, 1995) - Thomas Nelson, Inc. (NYSE: TNM) today announced the extension of the expiration date of its cash tender offer of $9.00 per share for all of the outstanding shares of common stock of The C.R. Gibson Company (AMEX: GIB) until 12:00 midnight on Monday, October 30, 1995. The tender offer had been scheduled to expire on Tuesday, October 17, 1995.

        Thomas Nelson has agreed to extend the offer period to allow the dissemination to C.R. Gibson's stockholders of additional information concerning the tender offer and to describe certain amendments to the definitive agreement relating to the offer between Thomas Nelson and C.R. Gibson pursuant to the terms of a proposed settlement of claims asserted against C.R. Gibson and its directors in the purported class action captioned Crandon Capital Partners v. Bowman, et al., previously announced by C.R. Gibson in a press release dated September 27, 1995.

        Thomas Nelson has been advised by Trust Company Bank, the depositary for the offer, that as of the close of business on October 14, 1995, approximately 2.7 million shares of C.R. Gibson common stock (or 35.3 percent of the outstanding shares on a fully diluted basis) have been validly tendered and not withdrawn pursuant to the offer.

        C.R. Gibson, headquartered in Norwalk, Connecticut, manufactures and markets a wide range of paper gift and stationery products, primarily under the C.R. Gibson(R), Creative Papers(R), and Clinton Prints(R) brand names.
Products include baby and wedding memory books, stationery, giftwrap, greeting cards and paper tableware.

        Thomas Nelson, Inc. is a leading publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes, and believes it is the largest commercial publisher of the Bible in English language translations. The Company also designs and markets a broad line of gift and stationery products. Thomas Nelson believes it is the largest publisher of Christian and inspirational books and the largest producer of recorded Christian music in the United States.